Exhibit 99.1

-Sungold Announces Agreement With A Major Tote Supplier To Test Interfacing Of The Horsepower® World Pool Software-Make Several Key
Corporate Announcements On Eve Of Annual Shareholders Meeting-

TORONTO, ON: FEBRUARY 23, 2006-SUNGOLD INTERNATIONAL HOLDINGS CORP.  (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)

Sungold is very pleased to announce that it has made arrangements with a major tote supplier to begin testing the Horsepower® World Pool software for (ITSP) Inter Tote System Protocol conformance. Initial feedback suggests that this will not be a difficult implementation and we hope to have this procedure completed in March.

Furthermore, T. Keith Blackwell assumes the duties of Chief Executive Officer for Sungold International Holdings Corp. Mr. Blackwell, who joined Sungold® as the Chief Financial Officer, is a Chartered Accountant and holds a Masters degree in Business Administration from the Schulich School of Business at York University. At the same time Mr. Paul T. Coulter Vice-President Administration is assuming the position of Corporate Secretary.

Concurrently Larry Simpson, President and CEO of Sungold’s subsidiary Horsepower Broadcasting Network (HBN) International Ltd. is pleased to announce that Les Rankin and Murray Marshall have both accepted positions as Directors on the Horsepower® Board. Mr. Rankin has a very distinguished background in the horse racing industry with more than 25 years ownership in breeding and racing operations as well as having strong business relationships with race track owners and managers in Oklahoma and New Mexico. Additionally he has worked as a lobbyist on multiple legislative matters in Washington, D.C. and as an advisor on health matters for Florida State Senator Rod Smith, a current candidate for Governor for the State of Florida. Mr. Rankin has also served on numerous local and national boards and agencies and currently resides in El Paso, Texas.

Murray Marshall is President and CEO of four Ontario based wineries and is also Chairman of the VQA Canada. His business experience, which extends back over the past 19 years, includes Joseph Seagram & Sons, Andres Wines, the T.G. Bright Company and Colio Estate Wines. One of Murray’s wineries, Diamond Estate Wines & Spirits was recently selected during the past year by industry leaders like Patron Tequila, Kendall-Jackson and Long Flats (an Australian wine company) to be their agent of record. Murray has also been a successful owner and breeder of Standardbreds in his native Ontario, and has been a partner in several Thoroughbred racing stables as well.

The Directors of Sungold® also announce that they have passed a resolution changing the Head Office address of Sungold International Holdings Corp. from Vancouver to 940 The East Mall Suite 300, Toronto Ontario, Canada M9B 6J7. Sungold® will continue to maintain offices in Ottawa, Vancouver, Minneapolis and Spain.

About Sungold International Holdings Corp.:

Sungold is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network, (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.
For more information please contact:

Cynthia DeMonte
DeMonte Associates Ltd.
575 Madison Avenue - Suite 1006
New York, NY 10022
212-605-0525
cdemonte@aol.com